UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

In connection with the issuance by Banco Santander, S.A. of $1,500,000,000 aggregate liquidation preference of 7.250% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, Banco Santander, S.A. is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-293987):

Exhibit List

Exhibit No.	Description

1.1	Underwriting Agreement dated as of May 27, 2026

4.1	Contingent Convertible Capital Securities Indenture, dated as of June 3, 2026, between Banco Santander, S.A., as Issuer, and The Bank of New York Mellon, London Branch, as Trustee

4.2	First Supplemental Indenture, dated as of June 3, 2026, to the Contingent Convertible Capital Securities Indenture, dated as of June 3, 2026, among Banco Santander, S.A., as Issuer, The Bank of New York Mellon, London Branch, as Trustee, Calculation Agent and Principal Paying Agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Registrar

4.3	Form of Global Note for the 7.250% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (included in Exhibit A of the First Supplemental Indenture to the Contingent Convertible Capital Securities Indenture (Exhibit 4.2 to this filing))

5.1	Opinion of Uría Menéndez

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of Uría Menéndez (included in Exhibit 5.1 to this filing).

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2 to this filing).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A.

Date: June 3, 2026	By:	/s/ José Antonio Soler
		Name:	José Antonio Soler
		Title:	Authorized Representative